Exhibit 99.1

NR: 22-17 | September 8, 2022

Skeena Completes Robust Feasibility Study for Eskay Creek:

After-Tax NPV (5%) of C$1.4B, 50% IRR and 1 Year Payback

Vancouver, BC (September 8th, 2022) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce the results of the Feasibility Study (“FS”) for the Eskay Creek gold-silver project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia.

Eskay Creek 2022 FS Highlights:

•	After-tax net present value (“NPV”) (5%) of C$1.41 billion at a base case of US$1,700 gold and US$19 silver

•	Robust economics with an after-tax internal rate of return (“IRR”) of 50.2% and an industry leading after-tax payback on pre-production capital expenditures of 1 year

•	High-grade open-pit averaging 3.87 g/t gold equivalent (“AuEq”) (2.99 g/t gold, 79 g/t silver) (diluted) with a strip ratio of 7.5:1

•	Years 1 - 5 average annual production of 431,000 AuEq ounces, places Eskay Creek as a tier one operation

•	Life of mine (“LOM”) production of 3.2 million AuEq ounces from 2.4 million ounces of gold and 66.7 million ounces of silver

•	Estimated pre-production capital expenditures (“CAPEX”) of C$592 million, yielding a compelling after-tax NPV:CAPEX ratio of 2.4:1

•	LOM all-in sustaining cost (“AISC”) of US$652/oz AuEq recovered in concentrate

•	Proven and Probable open-pit mineral Reserves of 29.9 million tonnes containing 2.87 million ounces gold and 75.5 million ounces silver (combined 3.85 million AuEq oz)

•	A carbon intensity of 0.20 t CO2e/oz AuEq produced, positioning Eskay Creek to be one of the lowest carbon intensity mines worldwide

The Company will be hosting a conference call to present the FS results for Eskay Creek on Thursday September 8th at 8:00 AM PT / 11:00 AM ET. A presentation by management will be followed by Q&A.

Conference Call Webcast and Dial in Details:

Webcast URL with audio - https://services.choruscall.ca/links/skeenaresources202209feas.html

Participant Telephone Numbers – Canada/US 1-800-319-4610, International Toll +1-604-638-5340

Feasibility Study Presentation - https://skeenaresources.com/investors/feasibility-study-presentation/

If you’d like to ask a question, please dial in. All callers should dial in 5-10 minutes prior to the scheduled start time and simply ask to join the call.

Skeena’s President, Randy Reichert commented, “The Feasibility Study confirms the robust economics of the world-class Eskay Creek Project originally shown in the Prefeasibility Study but with improved definition. The open-pit mineable, high-grade ore combined with the existing infrastructure at the Eskay Creek site and nearby hydropower provides for an extraordinary project that can be developed by Skeena. While the team continues to work on optimization of the Project, my primary focus will now shift to advancement of the permitting process as we move Eskay Creek toward construction.”

Table 1: After-Tax NPV(5%) and IRR Sensitivities to Commodity Prices

	Even Lower Case	Lower Case	Base Case	Higher Case	Upside Case
Gold Price (US$/oz)	$1500	$1600	$1700	$1800	$1900
Silver Price (US$/oz)	$15	$17	$19	$21	$23
After-Tax NPV (5%) (C$M)	$1,044	$1,228	$1,412	$1,596	$1,780
After-Tax IRR (%)	41.0%	45.7%	50.2%	54.6%	58.7%
After-Tax Payback (years)	1.29	1.14	1.01	0.93	0.83
After-Tax NPV/Initial Capex	1.8	2.1	2.4	2.7	3.0
Average Annual After-Tax Free Cash Flow (Years 1 - 9) (C$M)	$237	$265	$293	$321	$350

Walter Coles, the Company’s CEO added, “Eskay Creek is a truly unique deposit that provides excellent profit margins due to its existing infrastructure and very high open-pit grade. Even at US$1,400 gold and US$13 silver prices, the project still generates an average annual after-tax cash flow of C$209 million with an after-tax IRR of 36% and a 1.5 year payback on initial capital.”

Eskay Creek Feasibility Study

The FS for Eskay Creek was completed by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada) (“SRK”), and AGP Mining Consultants (“AGP”). The study confirms robust economics for a conventional open-pit mining and milling operation, with low initial capital cost intensity and a high rate of return. The FS presents a mine plan based on the same strategy first presented in the July 2021 Prefeasibility Study (“PFS”), with an updated Mineral Resource and Reserve estimate, refined mine and mill designs supported by additional geotechnical and metallurgical data, and updated capital and operating cost estimates. The Mineral Resource and Reserve updates do not include any new drilling completed since September 2021.

Summary of Key Results and Assumptions in the FS

Table 2: 2022 Eskay Creek FS Project Parameters

Base Case Economic Assumptions
Gold Price (US$/oz)	$1,700
Silver Price (US$/oz)	$19
Exchange Rate (C$/US$)	0.76
Discount Rate	5%
Contained Metals
Contained Gold (koz)	2,874
Contained Silver ounces (koz)	75,538
Mining
Mine Life (years)	9
Strip Ratio (Waste: Mineralization)	7.5:1
Total Material Mined (excluding rehandle) (Mt)	255
Total Mineralized Material Mined (Mt)	29.9
Processing
Processing Throughput (Mtpa)	3.0 (Yr 1 - 5)
3.7 (Yr 6 - 9)
Average Diluted Gold Grade (g/t)	2.99
Average Diluted Silver Grade (g/t)	78.55
Production
Gold Recovery (%)	84.2
Silver Recovery (%)	88.3
LOM Gold Production (koz)	2,419
LOM Silver Production (koz)	66,707
LOM AuEq Production (koz)	3,164
LOM Avg. Annual Gold Production (koz)	269
LOM Avg. Annual Silver Production (koz)	7,412
LOM Avg. Annual AuEq Production (koz)	352

Operating Costs Per Tonne
Mining Cost (C$/t Mined)	$3.72
Mining Cost (C$/t Milled)	$30.12
Processing Cost (C$/t Milled)	$16.91
G&A Cost (C$/t Milled)	$4.20
Total Operating Costs (C$/t Milled)	$51.24
Other Costs
Transport to Smelter (C$/wmt)	$140
Royalty (NSR %)	2.0%
Cash Costs and All-in Sustaining Costs
LOM Cash Cost (US$/oz Au) net of silver by product	$253
LOM Cash Cost (US$/oz AuEq) co-product	$572
LOM AISC (US$/oz Au) net of silver by-product	$355
LOM AISC (US$/oz AuEq) co-product	$652
Capital Expenditures
Pre-production Capital Expenditures (C$M)	$592
Expansion Capital Expenditures (C$M)	$40
Sustaining Capital Expenditures (C$M)	$140
Closure Expenditures (C$M)	$138
Economics
After-Tax NPV (5%) (C$M)	$1,412
After-Tax IRR	50.2%
After-Tax Payback Period (years)	1.0
After-Tax NPV / Initial Capex	2.4
Pre-Tax NPV (5%) (C$M)	$2,094
Pre-Tax IRR	59.5%
Pre-Tax Payback Period (years)	0.99
Pre-Tax NPV / Initial Capex	3.5
Average Annual After-tax Free Cash Flow (Year 1-9) (C$M)	$293
LOM After-tax Free Cash Flow (C$M)	$2,110

•	Cash costs are inclusive of mining costs, processing costs, site G&A and royalties
•	AISC includes cash costs plus corporate G&A, sustaining capital and closure cost
•	All dollar ($) figures are presented in CAD unless otherwise stated. Base case metal prices used in this economic analysis are US$1,700/oz Au and US$19.00/oz Ag. These prices are based on long-term average prices.

Refer to Appendix A below for a comparison of key statistics between the Company’s July 2021 PFS and this FS.

Eskay Creek Mineral Resource Estimate

The Company’s current Mineral Resource Estimate (“MRE”), completed by SRK, has an effective date of January 18, 2022 and forms the basis for the FS. The MRE does not include drilling results received since September 2021. Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability at this time.

Table 3: Pit constrained Mineral Resource Statement reported at 0.7 g/t AuEq cut-off

		Grade			Contained Ounces
Resource Class	Tonnes (Mt)	AuEq (g/t)	Au (g/t)	Ag (g/t)	AuEq (Moz)	Au (Moz)	Ag (Moz)
Measured	21.8	4.8	3.5	92.4	3.4	2.5	64.7
Indicated	24.7	2.3	1.8	37.6	1.8	1.4	29.9
Total M&I	46.5	3.5	2.6	63.2	5.2	3.9	94.6

•	Results are reported in-situ and undiluted and are considered to have reasonable prospects for economic extraction
•	As defined by NI 43-101, the Independent and Qualified Person is Ms. S. Ulansky, P.Geo. of SRK Consulting (Canada) who has reviewed and validated the Mineral Resource Estimate
•	The effective date of the Mineral Resource Estimate is January 18, 2022
•	The number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding
•	Pit constrained Mineral Resources are reported in relation to a conceptual pit shell
•	Block tonnage was estimated from average specific gravity measurements using lithology and zone groupings
•	All composites have been capped where appropriate
•	Pit mineral resources are reported at a cut off grade of 0.7 g/t AuEq, cut off grades must be evaluated considering prevailing market conditions
•	Estimates use metric units (metres, tonnes and g/t). Metals are reported in troy ounces (metric tonne * grade /31.10348)
•	CIM definitions were followed for the classification of mineral resources
•	Neither the Company nor SRK is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect this mineral resource estimate
•	Cut-off grades are based on a price of US$1,700/oz Au, US$23/oz Ag, and gold recoveries of 90%, silver recoveries of 80% and without considering revenues from other metals.
•	AuEq = Au (g/t) + [Ag (g/t) / 74]

Mining Overview

The Eskay Creek Project is planned to be an open-pit operation using conventional mining equipment. The potential for an underground mining component to the Project is still being evaluated. Pit designs were developed for the north and south pit areas. The initial phases were designed for the purpose of obtaining a technical sample and necessary non-acid generating waste material (“NAG”) to create supporting infrastructure. Open-pit mining follows down slope of the ridge where the deposit is located and there are no major pushbacks required. The north pit will consist of three main phases, while the south pit will only contain a single small phase.

Table 4: 2022 Eskay Creek Proven and Probable Reserves

		Grade			Contained Ounces
Reserve Class	Tonnes (Mt)	AuEq (g/t)	Au (g/t)	Ag (g/t)	AuEq (Moz)	Au (Moz)	Ag (Moz)
Proven	17.3	4.92	3.64	99	2.73	2.02	55.1
Probable	12.6	2.75	2.10	50	1.12	0.85	20.5
Total	29.9	4.00	2.99	79	3.85	2.87	75.5

Note: This Mineral Reserve Estimate has an effective date of June 30, 2022 and is based on the Mineral Resource estimate dated January 18, 2022 for Skeena Resources by SRK (which has been updated since the PFS). The Mineral Reserve estimate was completed under the supervision of Willie Hamilton, P.Eng. of AGP, who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a US$1,550/oz gold price and US$20.00/oz silver price. An NSR cut-off of C$24.45/t was used to define reserves based on preliminary processing costs of $18.22/t ore and G&A costs of C$6.23/t ore. The metallurgical recoveries varied according to gold head grade and concentrate grades. Gold and silver recoveries were approximately 83% overall during the LOM scheduling. Final operating costs within the pit design were C$3.72/t mined, with associated process costs of C$16.91/t ore and G&A costs of C$4.20/t ore.

The FS outlines an average production profile of 431,000 AuEq ounces in the first 5 years of operation. It is anticipated that Skeena will have a stockpile developed ahead of mill start-up of approximately 600,000 tonnes of ore.

Graph 1: Eskay Creek LOM Production Profile

Mine planning indicates that the northern end of the north pit will intersect Tom MacKay Creek, requiring the construction of a water diversion tunnel by Year 5 to route the creek flow around the open-pit before re-joining the existing creek downstream. Minimum tunnel dimensions have been selected as 4.7 metres wide by 4.7 metres high to accommodate the expected water flows. The full length of the tunnel is 1.2 kilometres.

The mine schedule plans to deliver 29.9 Mt of mill feed grading 2.99 g/t gold and 78.5 g/t silver over a nine-year period. Waste tonnage from the pits totalling 225 Mt will be placed into either NAG or potentially acid generating waste (“PAG”) destinations. The overall strip ratio is 7.5:1.

Metallurgy and Processing

Several metallurgical tests were conducted to further optimize the flow sheet for the FS. The goal of testing for the FS was to improve recoveries of different ore types, primarily Mudstone and Rhyolite, and to optimize the overall flowsheet.

Metallurgical Optimization

As part of the FS, metallurgical testing was conducted on many samples from all ore zones. A total of 57 variability samples were tested on the FS plant flowsheet to confirm its suitability and to measure the variation in Eskay Creek mineralogy and grade on plant performance. In addition, comminution (hardness), dewatering and specialized fine grinding tests were conducted by equipment suppliers to provide additional data for process design.

Testing was conducted on composite samples to determine if grind size targets from the PFS could be coarsened to reduce overall grinding power requirements. Results in FS testing found that it is possible for primary and secondary grind targets to be coarsened without impacting gold recovery, allowing plant grinding equipment to be optimized.

The mill-float-mill-float (“MF2”) flowsheet, commonly used in platinum group metals processing, produced anticipated gold and silver recoveries for the samples tested across a wide range of head grades and mineral compositions as well as several composite LOM samples. Refer to Appendix B below for the detailed MF2 flowsheet.

Test work conducted also included variability testing of the main lithologies of Rhyolite and Mudstone.  Test results indicated that reduced metallurgical performance was more often related to Mudstone material, which represents approximately 24% of the mill feed. The metallurgical performance of Mudstone samples was found to improve with changes in regrinding and flotation reagent dosages.  As a result of this test program, a more robust model for gold recovery related to feed characteristics of these rock types was developed, as compared to the global recovery model developed in the PFS.  Test work on blends of Rhyolite and Mudstone showed that combined recoveries could be estimated by rock type and weighting against blend fractions.

Rhyolite and Mudstone material blends demonstrated gold recovery ranges from 86% to 75% across the LOM as the head grade drops from 4.5 g/t gold to 1.1 g/t gold at the end of the mine life. The weighted average gold recovery was 84.2% over LOM. The targeted final concentrate grade was 35 g/t gold.

At 88.3%, average silver recovery was higher than gold recovery, which could be due to an association with galena and its favourable liberation and flotation kinetics. Individual rock type models were developed that relate silver recovery to silver feed grades. The resulting LOM silver recoveries were somewhat improved over the PFS.

Processing Overview

The process flowsheet in the FS is substantively the same as the PFS flow sheet. In Years 1 through 5, 3.0 million tonnes per annum (“Mtpa”) will be processed. A pebble crusher will be added in Year 3 to maintain production when harder ore is processed in Year 4. An expansion will be completed in Year 5 to increase processing capacity to 3.7 Mtpa when harder and lower grade ore is processed starting in Year 6. The expansion will include a secondary crushing circuit, additional ball mill, additional flotation capacity and an addition of a fine grinding mill in the secondary grinding circuit.

Run-of-mine (“ROM”) material is trucked from the open-pits and either stockpiled or directly fed into the primary crusher. Primary crushed feed material is in turn conveyed to the mill facility and stacked onto a coarse ore stockpile.

The ROM material is considered relatively competent with Bond Rod and Ball Mill Work Indices of between 14.1 kWh/t in the early years of the mine life through to 24 kWh/t later in the mine life as the 22 Zone material is more competent. To achieve the target primary particle P80 (80% passing) size of between 100 µm and 212 µm, the comminution circuit is comprised of a 4.4 MW semi-autogenous grinding (“SAG”) mill with a 7.6 m diameter by 4.3 m effective grinding length (“EGL”), and a 5.8 MW ball mill with a 6.1 m diameter by 8.5 m EGL.

Ground material is processed through a split flotation circuit consisting of roughers, scavengers, fines roughers, cleaners, and fines cleaner flotation, along with regrinding of rougher concentrate, slimes classification of rougher tailings and secondary grinding prior to scavenger flotation. Rougher concentrate is re-ground to a target P80 size of 15 µm and slimes classification underflow undergoes secondary grinding to a target P80 size of 35 µm, prior to flotation and multiple stages of cleaning to produce a combined gold-silver concentrate with the slimes circuit concentrate.

Flotation concentrate is thickened, filtered and if necessary, dried, to a transportable moisture limit of less than 13% and trucked to a nearby port for loading onto ships for transportation to third-party smelters worldwide.

Tailings and PAG waste rock will be stored in the existing permitted Tom MacKay Storage Facility. Over the life of the project, four small embankments will be constructed in phases to store 26.4 Mt of tailings and 81 Mt of PAG waste rock sub-aqueously to prevent generation of acid and metal leaching. The facility is designed in accordance with Canadian Dam Association guidelines (2019) and Part 10 of the Health, Safety and Reclamation Code for Mines in British Columbia (2016).

Concentrate Marketing Studies

Multiple marketing assessments have been completed by Open Mineral AG to support the FS, which indicate that the Eskay Creek concentrate is readily saleable at a target grade of 35 g/t Au. Preliminary contract terms for the concentrate have been provided by Asian smelters, with multiple offtake alternatives available. Smelters and traders within Europe have also provided draft term sheets, and these have been identified as potential markets. The Company has been offered several preliminary term sheets for all concentrate production. These have been used as the basis for the financial model which includes gold and silver payables, industry standard treatment and refining charges, and penalties for impurities. Blending opportunities for the Eskay Creek concentrate have also been assessed as part of the FS and support improved payability. For the purposes of the FS, smelter payables average 86% for gold and 80% for silver, not including penalties of C$53 million.

Capital Costs

The initial capital cost of $592M (US$451M) represents a 21% increase compared to the July 2021 PFS estimate. In order to expand the process plant in Year 5 to accommodate additional throughput, C$39.7M will be invested in expansion capital costs. The increases in initial capital cost reflect inflationary trends in labour and materials costs experienced in the past year. The two main areas of capital cost increase on the Project were in the process plant and related to infrastructure. The capital cost increase associated with the process plant (+53%) was due to inflationary effects in material, labour and contractors’ costs, some increase in the sizing of the grinding circuit area coupled with the heightened level of engineering definition. The capital cost for infrastructure also increased (+30%) due to higher costs for the Tom MacKay Storage Facility, power supply and costs associated with last year’s geotechnical drilling on site. Again, the unique nature of Eskay Creek was demonstrated by modest capital cost increases in the current inflationary environment mitigated by existing infrastructure and site works.

Table 5: Project Capital Cost Estimates (C$M):

	Initial	Expansion	Sustaining	Closure	LOM Total
Mine
Mine Development (C$M)	$98	-	$10	-	$108
Mine Other (C$M)	$19	-	$9	-	$28
Mining Equipment (C$M)	$8	-	$21	-	$29
Sub-Total Mine (C$M)	$125	-	$40	-	$166
Process Plant
Processing (C$M)	$178	$30	$2	-	$210
Earth Works (C$M)	$19	-	$2	-	$21
Sub-Total Processing (C$M)	$197	$30	$4	-	$231
Infrastructure
Onsite Infrastructure (C$M)	$69	$10	$55	-	$134
Offsite Infrastructure (C$M)	$50	-	$23	-	$73
Sub-Total Infrastructure (C$M)	$119	$10	$78	-	$207
Total Directs (C$M)	$442	$40	$122	-	$604
Indirects (C$M)	$74	-	$10	-	$84
Total Directs + Indirects (C$M)	$516	$40	$131	-	$687
Owner’s Costs (C$M)	$30	-	-	-	$30
Total excluding Contingency (C$M)	$546	$40	$131	-	$717
Project Contingency (C$M)	$47	-	$9	-	$56
Sub-total including Contingency (C$M)	$592	$40	$140	-	$773
Closure (C$M)	-	-	-	$138	$138
Total (C$M)	$592	$40	$140	$138	$911

Note: Totals may differ due to rounding

Operating Costs

As compared to the PFS, mining costs rose by 3.9% to C$3.72/t mined due to an increase in diesel price and an increase in tonnes of PAG hauled to the Tom McKay Storage Facility, partially offset by reductions in required mining staffing.

Mining costs per tonne of ore milled decreased by 1% to C$30.12/t milled due to a decrease in strip ratio and an increase in milled tonnes over LOM.

LOM process-related costs decreased by 7% to C$16.91/t milled due to higher mill throughput and a reduction in reagent requirements. G&A costs per tonne milled decreased by 32% to C$4.20/t milled due to optimization of staffing requirements and an increase in milled tonnes. Total site costs per tonne decreased from C$55.01/t milled in the PFS to C$51.24/t milled.

The LOM Total Cash Cost is US$572/oz AuEq while the LOM AISC is US$652/oz AuEq.

Table 6: Operating Costs Per Tonne Milled

Operating Costs Per Tonne
Mining Cost (C$/t Milled)	$30.12
Processing Cost (C$/t Milled)	$16.91
G&A Cost (C$/t Milled)	$4.20
Total Operating Costs (C$/t Milled)	$51.24

Financial Analysis

At a US$1,700 gold price and a C$:US$ exchange of C$0.76, the Project generates an after-tax NPV(5%) of C$1.4B and IRR of 50.2%, based on an effective cash tax rate of 32%. Payback on initial capital is 1 year.

Table 7: Eskay Creek Project Economics

Economics
After-Tax NPV (5%) (C$M)	$1,412
After-Tax IRR	50.2%
After-Tax Payback Period (years)	1.0
After-Tax NPV / Initial Capex	2.4
Pre-Tax NPV (5%) (C$M)	$2,094
Pre-Tax IRR	59.5%
Pre-Tax Payback Period (years)	0.99
Pre-Tax NPV / Initial Capex	3.5
Average Annual After-tax Free Cash Flow (Year 1-9) (C$M)	$293
LOM After-tax Free Cash Flow (C$M)	$2,110

Environmental and Permitting Considerations

The Eskay Creek Revitalization Project will require regulatory authorizations including a consent decision from the Tahltan Central Government (“TCG’), a provincial Environmental Assessment Certificate (EAC) under the BC Environmental Assessment Act and federal Decision Statement under the Impact Assessment Act. The federal Decision Statement can be granted through a process of “substitution” whereby federal agencies participate in the BC process. Construction and operating permits can be granted in accordance with provincial and federal legislation and regulations once the environmental assessment process is complete.

The Eskay Creek Revitalization Project has entered the BC Environmental Assessment Process and will be applying to follow the “substitution” process referenced above.

Eskay Creek is projected to be one of lowest greenhouse gas (“GHG”) emission open-pit gold mines worldwide, emitting an average of 0.20 t CO2e/oz AuEq produced. Several factors contribute to this low number, such as the high-grade nature of the deposit and access to clean, green hydropower near the site.

Skeena is committed to a further reduction in GHG emissions and is actively working on several initiatives to further reduce emissions, which include:

•	Electrification of mine mobile equipment, including shovels, drills, excavators, personnel carriers, and snow removal equipment or hydrogen alternatives

•	Electrification of all stationary mine equipment, including mine dewatering pumps and pit lighting etc.

•	Conversion of the heating of the main facilities such as buildings, camps, administrative, mine offices, plant, and lab buildings from propane to electric

•	Electrification of the transportation of waste with diesel haul trucks to electric/battery alternatives

Community Relations

The Project is within the unceded territory of the Tahltan Nation and the asserted traditional territory of the Tsetsaut/Skii Km Lax Ha Nation.

Eskay Creek has maintained a longstanding relationship with the Tahltan Nation. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. The Company has been working in Tahltan Territory since 2016 and has developed a strong working relationship with the TCG. Skeena maintains formal agreements with the TCG which guide communications with Nation members and operational permitting.

Skeena has ongoing engagement with Tsetsaut/Skii Km Lax Ha, who have expressed interest in business and contracting opportunities associated with the Project.

The proposed gold-silver concentrate from Eskay Creek will be transported to a nearby port via highway. It will pass-through Nass and Nass Wildlife Areas (as defined in the Nisga’a Final Agreement) of the Nisga’a Nation and through the territory of the Gitanyow Nation. Skeena has carried out initial engagement with the Gitanyow Hereditary Chiefs office and the Nisga’a Lisims Government regarding planned future use of these facilities.

Project Opportunities and Value Enhancements

The 2022 FS clearly demonstrates that Eskay Creek is an economically viable project and potential tier one operation.

Additional opportunities and next steps include:

•	Further optimization of resource modelling and mine planning, which is expected to improve mining selectivity, potentially enhancing both grade and production profile of the Project

•	Incorporation of ongoing exploration successes, including the recently discovered 23 and 21A West Zones, into the mine plan which is expected to extend mine life

•	Additional vendor metallurgical test work to optimize the Eskay Creek process flow sheet with a focus on grinding, which is expected to reduce both grinding power requirement (OPEX) and the size of grinding mills (CAPEX)

•	Further analyses of requirements for the diversion tunnel for possible cost reduction

•	An update of the Resource model to include the additional drilling (since September 2021), which is expected to enhance the mine plan of the Project

•	Optimization of the mine plan through geometallurgical modelling based on enhanced knowledge of the ore body at Eskay Creek, which is expected to improve ore blending opportunities, enhancing project economics

•	Developing alternative execution approaches to further reduce project CAPEX and enhance project economics

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

CEO & Director

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo., Senior Vice President Exploration and Resource Development, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Sheila Ulansky, P.Geo., Senior Resource Geologist for SRK Consulting (Canada) Inc., is an independent Qualified Person as defined by NI43-101 and has reviewed and approved the contents of this news release. Ms. Ulansky is responsible for the 2022 Mineral Resource Estimate for the Eskay Creek Project.

Kevin Murray, P.Eng., Process Engineering Manager for Ausenco Engineering Canada Inc., is an independent Qualified Person as defined by NI43-101 and has reviewed and approved the contents of this news release. Mr. Murray is responsible for processing, process and infrastructure capital and operating cost estimation, financial analysis and marketing.

Ali Hooshiar, P.Eng., Geotechnical Engineer, Ausenco Engineering Canada, Inc is an independent Qualified Person as define by NI43-101 and has reviewed and approved the contents of this news release.  Mr. Hooshiar is responsible for site wide geotechnical program, tailings and PAG waste rock storage facility and water management of the tailings and waste rock storage facilities.

Willie Hamilton, P.Eng., Mining Engineer for AGP Mining Consultants Inc., is an independent Qualified Person as defined by NI43-101 and has reviewed and approved the contents of this news release.  Mr. Hamilton is responsible for the mineral reserve calculation, mine capital and operating cost estimation and supervision of the mine design.

Peter Mehrfert, P.Eng., Principal Process Engineer for Ausenco, is an independent Qualified Person as defined by NI43-101 and has reviewed and approved the contents of this news release. Mr. Mehrfert is responsible for mineral processing and metallurgical testing.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2022. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, the AIF dated March 31, 2022, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources

Skeena’s mineral reserves and mineral resources included or incorporated by reference herein have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”). Skeena is not currently subject to the SEC Modernization Rules. Accordingly, Skeena’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Skeena prepared the information under the standards adopted under the SEC Modernization Rules.

In addition, investors are cautioned not to assume that any part or all of Skeena’s mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information presented herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Appendix A: Comparison of Key Statistics Between the 2021 PFS and 2022 FS

Economic Assumptions	PFS Base Case	FS at PFS Metal Prices	FS Base Case
Gold Price (US$/oz)	$1,550	$1,550	$1,700
Silver Price (US$/oz)	$22.00	$22.00	$19.00
Exchange Rate (US$/C$)	0.78	0.78	0.76
Discount Rate (%)	5.0%	5.0%	5.0%
Contained Metals
Contained Gold (koz)	2,866	2,874	2,874
Contained Silver (koz)	80,197	75,538	75,538
Contained Gold Equiv. (koz)	4,005	3,946	3,718
Mining
Mine Life	9.8 years	9.0 years	9.0 years
Strip Ratio (Waste:Ore)	8.0	7.5	7.5
Total Material Mined (Excl. Rehandle) (kt)	238,030	254,964	254,964
Total Ore Mined (kt)	26,419	29,911	29,911
Processing
Processing Throughput (Pre | Post Expansion)	2.9 Mtpa	3Mtpa | 3.7 Mtpa	3Mtpa | 3.7 Mtpa
Average Diluted Gold Grade (g/t)	3.37 g/t	2.99 g/t	2.99 g/t
Average Diluted Silver Grade (g/t)	94 g/t	79 g/t	79 g/t
Average Diluted Gold Equiv. Grade (g/t)	4.71 g/t	4.10 g/t	3.87 g/t
Production
Gold Recovery	84.2%	84.2%	84.2%
Silver Recovery	87.3%	88.3%	88.3%
LOM Gold Production (koz)	2,448	2,419	2,419
LOM Silver Production (koz)	70,902	66,707	66,707
LOM Gold Equiv. Production (koz)	3,455	3,365	3,164
LOM Avg. Annual Gold Production (koz)	249	269	269
LOM Avg. Annual Silver Production (koz)	7,222	7,412	7,412
LOM Avg. Annual Gold Equiv. Production (koz)	352	374	352
Operating Costs Per Tonne
Mining Cost (C$/t Mined)	$3.58	$3.72	$3.72
Mining Cost (C$/t Milled)	$30.56	$30.12	$30.12
Processing Cost (C$/t Milled)	$18.22	$16.91	$16.91
G&A Cost (C$/t Milled)	$6.23	$4.20	$4.20
Total Operating Costs (C$/t Milled)	$55.01	$51.24	$51.24
Other Costs
Transport to Smelter (C$/wmt)	$146	$140	$140
Royalty (NSR %)	2.0%	2.0%	2.0%
Cash Costs and All-in Sustaining Costs
LOM Cash Cost (US$/oz Au) net of silver by-product	$84	$193	$253
LOM Cash Cost (US$/oz AuEq) co-product	$509	$552	$572
LOM AISC (US$/oz Au) net of silver by-product	$138	$298	$355
LOM AISC (US$/oz AuEq) co-product	$548	$629	$652
Capital Expenditures
Pre-production Capital Expenditures (C$M)	$487.9	$591.6	$591.6
Expansion Capital Expenditures (C$M)	$0	$39.7	$39.7
Sustaining Capital Expenditures (C$M)	$47.4	$140.3	$140.3
Closure (C$M)	$92.4	$138.3	$138.3
Economics
After-Tax NPV (5%) (C$M)	$1,399	$1,255	$1,412
After-Tax IRR	56%	46%	50%
After-Tax Payback Period (years)	1.4	1.2	1.0
After-Tax NPV / Initial Capex	2.9 x	2.1 x	2.4 x
Pre-Tax NPV (5%) (C$M)	$2,174	$1,848	$2,094
Pre-Tax IRR	68.3%	54.5%	59.5%
Pre-Tax Payback Period (years)	1.3	1.1	1.0
Pre-Tax NPV / Initial Capex	4.5 x	3.1 x	3.5 x
Average Annual After-Tax Free Cash Flow (Years 1-9) (C$M)	$265	$269	$293
LOM After-Tax Free Cash Flow (C$M)	$2,118	$1,893	$2,110

Appendix B: FS MF2 Flowsheet